Annual Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December
 19, 2017. Common/Preferred shareholders voted as indicated below:

PIMCO Municipal Income Fund
 Affirmative
 Withheld Authority

Reelection of Bradford K. GallagherClass III to serve until the annual meeting for held during the 2020 fiscal year
	22,849,336
	801,025

Election of William B. Ogden, IVClass III to serve until the annual
 Meeting held during the 2020 fiscal year
	22,836,981
	813,380

Reelection of Craig A. DawsonClass III to serve until the annual meeting held during the 2020 fiscal year
	22,838,743
	811,618

Election of John C. ManeyClass I to serve until the annual meeting held during the 2018 fiscal year
	22,860,517
	789,844

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. James A.
 Jacobson, Hans W.Kertess, and Alan Rappaport continued to serve as Trustees of the Fund.